NEWS RELEASE
December 1, 2006	Release 09-2006

For immediate release

Western Copper Appoints Paul West-Sells as Senior Metallurgist

VANCOUVER, BRITISH COLUMBIA – Western Copper Corp. (TSX: WRN) announces today the appointment of Dr. Paul West-Sells as Senior Metallurgist to the Company.

Dr. West-Sells has 13 years of metallurgist experience and completed a Ph.D. in 1996 in Metals and Materials Engineering and a B.A.Sc., Metals and Materials Engineering in 1992, both from the University of British Columbia.

Over the past five years, Dr. West-Sells held the position of Senior Metallurgist at Placer Dome Technical Services Limited. In this role he developed and brought to feasibility-level engineering, the MATS gold thiosulfate leaching process. He also developed programs to investigate a wide range of gold extraction and copper heap leaching technologies across Placer Dome’s global facilities and designed and managed the construction and operation of three 70-ton cribs, and one 600-ton mine-based demonstration to investigate thiosulfate heap leaching. Previous to his employment at Placer Dome, Dr. West-Sells gained a further five years experience as Senior Metallurgical Engineer at BHP Minerals.

"We are privileged to have a person of Dr. West-Sells’ depth join the team at Western Copper," said Mr. Dale Corman, President and C.E.O. of Western Copper. "Paul's extensive experience in metallurgy and development of copper and gold projects will be a tremendous asset to Western Copper to assist us in moving our projects towards production."

Western is a Canadian precious metals and base metals exploration and development company. The Company’s focus is to acquire and develop to production gold, copper, and other strategic mineral assets in geopolitically stable regions.

On behalf of the board,
“Dale Corman”
F. Dale Corman
President and C.E.O.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Western Copper Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

FOR FURTHER INFORMATION, PLEASE CONTACT:

David Jensen	-OR-	Nicole Rizgalla
Vice President, Corporate Development		Coordinator, Investor Relations

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